October 25, 2024

Via Edgar Transmission

Ms. Jenna Hough / Ms. Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Zenta Group Co Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 2, 2024 CIK No. 0002011458

Dear Ms. Hough / Ms. Jaskot:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 29, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement submitted August 2, 2024

Summary Consolidated Financial Data, page 12

1.	Please add summary consolidated financial data for the unaudited financial information included in the Registration Statement.

Response: We respectfully advise the Staff that we have added summary consolidated financial data for the unaudited financial information on page 12 of the Registration Statement, under section heading “Summary Consolidated Financial Data.”

Unaudited Condensed Consolidated Balance Sheets, page F-26

2.	Tell us your consideration of adding labels to the balance sheet to clearly identify which period is “Unaudited” and which period is “Audited.”

Response: We respectfully advise the Staff that we have added labels to the balance sheets to clearly indicate the following:

	-	The six months ended as of March 31, 2024, has been labeled as “Unaudited.”
	-	The year ended as of September 30, 2023, has been labeled as “Audited.”

3.	You recognized revenues of $131,832 for fintech services fees – algorithm and big data during the six months ended March 31, 2024. You state there’s a fixed component of the price, however, if the customer does not meet the minimum usage requirement in any month, the shortfall is carried over to the following month. Please tell us how you are accounting for the possibility of the shortfall. Also, please disclose the contractual payment terms under the agreement as you have not collected any amounts during the six months ended March 31, 2024.

Response: We respectfully advise the Staff that, as disclosed on page F-36, the agreement for fintech service fees related to algorithms and big data consists of a fixed component based on a predetermined amount of usage (i.e., a minimum usage requirement) and a variable component that is charged if the customer exceeds this predetermined amount (i.e., “overage fees”). Furthermore, if the customer does not meet the minimum usage requirement in any given month, the shortfall is carried over to the subsequent month.

As disclosed on page F-37, the Company does not qualify for the variable consideration allocation exception under ASC 606-10-32-40 and is therefore required to estimate the amount of variable consideration it expects to be entitled to at contract inception. The Company has determined that the most likely amount method is the appropriate approach for estimating the consideration to which it will be entitled. Based on the Company’s best estimate using this method, it does not anticipate that usage will exceed the predetermined amount.

The Company also considers the factors outlined in ASC 606-10-32-12 and notes that the amount of consideration is highly susceptible to factors beyond its control (e.g., variability depending on future customer actions and the absence of historical data to support estimates). As a result, the Company cannot conclude that it is probable that a significant reversal in the cumulative revenue recognized will not occur. Therefore, the Company has determined that it should not include any variable consideration in the transaction price.

Accordingly, the minimum usage requirement, as stipulated in the agreement, including the actual usage amount and any shortfall related to this requirement, represents the most likely amount the Company expects to receive. This amount is recognized on a monthly basis, ratably over the contract period.

Additionally, we respectfully advise the Staff that our fintech services only commenced on February 1, 2024, and the corresponding revenue for the period ending March 31, 2024 was invoiced to customers after the balance sheet date, i.e. April 1, 2024. We further advise the Staff that we have disclosed details regarding the contractual payment terms on page F-37. According to the agreement, the customer is obligated to settle the actual usage amounts on a quarterly basis, with any shortfall against the minimum usage requirement to be paid within 90 days from the end of the contract term, i.e. September 30, 2024.

6. Receivables from Customers, Net, page F-45

4.	You recognized $154,730 of fintech revenues in the six months ended March 31, 2024. You had $0 fintech receivable balance as of September 30, 2023 and a $358,168 fintech receivable balance as of March 31, 2024. Please explain how the fintech receivable balance as of March 31, 2024 is greater than fintech revenues for the six months ended March 31, 2024 referencing authoritative literature that supports the receivable recognition in excess of revenues. Finally, please tell us how much of the March 31, 2024 receivable related to fintech services balance has been collected thus far.

Response: We respectfully advise the Staff that, as disclosed on pages F-37 and F-38, for both fintech service fees related to algorithms and big data and fintech service fees related to blockchain, the Company does not have primary responsibility for providing the models and systems but rather for brokering or procuring them from a vendor. The models and systems are primarily controlled by the vendor, who sets the transaction price or income to be shared with the Company in separate documents. The Company has no control over the models and cannot determine the transaction price set by the vendor. Additionally, the agreement stipulates that the models and systems are operated by the vendor, and the Company is indemnified by the vendor for any issues, damages, or claims related to the services. The Company concludes that it does not have primary responsibility for the function but acts as an agent between its customer and the vendor. In accordance with the requirements set out in ASC 606-10-55-37 through ASC 606-10-55-39, the Company recognizes revenue at the net amount after deducting the amount it is required to pay to the vendor.

However, the related receivable amount is recognized at the gross amount, which is to be settled directly by the customer to the Company. As a result, the fintech receivable balance as of March 31, 2024, exceeds the fintech revenues for the six months ended March 31, 2024.

Additionally, we respectfully advise the Staff that, of the $358,168 in receivables related to fintech services, $275,514 pertained to fintech services related to algorithms and big data. Of this amount, $56,458 represented actual usage for the first quarter, which has been settled as of the date of this letter. The remaining balance of $219,056 represents the shortfall usage, which will be received in accordance with the terms of the agreement, i.e., within 90 days from September 30, 2024. Receivables related to fintech service fees for blockchain accounted for $82,654, all of which were settled on June 4, 2024. We further advise the Staff that the revenue generated from fintech services for the quarter ended June 30, 2024, has also been settled by August 19, 2024.

5.	Please tell us how much of the March 31, 2024 receivables related to investment brokerage services balance has been collected thus far.

Response: We respectfully advise the Staff that all receivables related to investment brokerage services as of March 31, 2024 were collected on April 19, 2024.

General

6.	We note your revised disclosure pursuant to prior comment 3. Please tell whether you have any involvement in developing any of the fintech products, or whether this is the sole responsibility of the supplier. We also note that for the six months ended March 31, 2024, your fintech business accounted for 46.2% of your total revenue. Given this significance, please file your agreements with CAI, your sole fintech client, and any agreements with Gao Yan Innovation Technology (Macau) Co. Ltd, your sole supplier, or tell us why you do not believe you are required to do so.

Response: We respectfully advise the Staff that, as disclosed on pages F-37 and F-38, for both fintech service fees related to algorithms and big data and fintech service fees related to blockchain, the Company does not have primary responsibility for providing the models and systems but rather for brokering or procuring them from a vendor. Therefore, the Company has no involvement in developing any of the fintech products. It is the sole responsibility of the supplier. The Company’s agreements with Shenzhen Cloud Computing Pte Ltd (“CAI”) and Gao Yan Innovation Technology (Macau) Co. Ltd, has been exhibited in the amendment.

7.	We not your response to prior comment two and your disclosure that you “don’t engage in consultation on securities trading and as such we are not required to apply for financial service licenses, and do not provide services such as research report or financial advisory services.” You also disclose that you primarily target high net worth individuals, corporations and professional investment institutions in Macau, Hong Kong, Southeast Asia, and other regions. Please confirm and acknowledge your responsibility to assess your status as an investment adviser under the Investment Advisers Act of 1940 and any potential obligation to register under such Act.

Response: The Company confirms and acknowledges its responsibility to assess its status as an investment adviser under the Investment Advisers Act of 1940 and any potential obligation to register under such act.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com